Exhibit 2.1

CERTAIN INFORMATION HAS BEEN REDACTED FROM THIS EXHIBIT (A) BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL OR (B) IN ACCORDANCE WITH ITEM 601(A)(6) OF REGULATION S-K DUE TO PERSONAL PRIVACY CONCERNS. INFORMATION THAT HAS BEEN SO REDACTED FROM THIS EXHIBIT HAS BEEN MARKED WITH “[***]” TO INDICATE THE OMISSION.

ASSET PURCHASE AGREEMENT

by and among

FUN TOWN RV LAS VEGAS, llc,

LD OF LAS VEGAS, LLC,

and

LAZYDAYS HOLDINGS, INC.

May 20, 2025

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (as amended or otherwise modified from time to time, this “Agreement”), dated as of May 20, 2025, by and among Fun Town RV Las Vegas, LLC, a Nevada limited liability company (“Buyer”), LD of Las Vegas, LLC, a Delaware limited liability company (“Seller”), and Lazydays Holdings, Inc., a Delaware corporation, the indirect owner of Seller (“Owner”, and together with Seller, each a “Selling Party” and collectively, the “Selling Parties”). Seller, Owner, and Buyer are each referred to herein as a “Party” and, collectively as the “Parties.”

RECITALS

A. Seller is engaged in (i) the sale of recreational vehicles, recreational vehicle parts and related products and accessories, and (ii) the provision of services ancillary thereto at the recreational vehicle dealership located at 4530 Boulder Highway, Las Vegas, Nevada 89121 (the “Business”).

B. Owner is the indirect owner of Seller.

C. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, subject to the terms and conditions of this Agreement, certain assets of Seller used in the Business more fully described herein.

D. The requisite governing authority of Buyer has approved and declared advisable Buyer’s entry into this Agreement, each of the other agreements contemplated hereby, and the consummation of the Contemplated Transactions.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
SALE OF ASSETS

1.1 Assets to Be Sold. On the basis of the representations and warranties herein contained and subject to the terms and conditions set forth in this Agreement, at the Closing (as hereinafter defined), Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all direct and indirect right, title and interest of Seller in, to and under the assets, properties, rights and claims of Seller described in this Section 1.1 used in the operation of the Business (the “Acquired Assets”), but excluding, for the avoidance of doubt, the Excluded Assets (as defined in Section 1.2):

(a) RV Inventory. All RV Inventory of Seller, including such RV Inventory set forth on Schedule 1.1(a), which shall be purchased for the following amounts:

(i) New Motorized RV Inventory. All new and untitled 2025 model year motorized recreational vehicles (“New 2025 Motorized RV Inventory”) will be purchased at an amount equal to [***]. All new and untitled 2024 and 2023 model year motorized recreational vehicles (“New 2024 and New 2023 Motorized RV Inventory”) will be purchased at an amount equal to [***].

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(ii) New Towable RV Inventory. All new and untitled 2026 model year towable recreational vehicles (“New 2026 Towable RV Inventory”) will be purchased at an amount equal to [***]. All new and untitled 2025 model year towable recreational vehicles (“New 2025 Towable RV Inventory”) (A) designated “LOI Inventory” on Schedule 1.1(a) will be purchased at an amount equal to [***], and (B) designated “Post-LOI Inventory” on Schedule 1.1(a) will be purchased at an amount equal to [***]. All new and untitled 2024 model year towable recreational vehicles (“New 2024 Towable RV Inventory”) will be purchased at an amount equal to [***]. All new and untitled 2023 model year towable recreational vehicles (“New 2023 Towable RV Inventory”) will be purchased at an amount equal to [***].

(iii) New RV Inventory Rebates. In the event Buyer, subsequent to the Closing, receives any holdbacks or rebates relating to New RV Inventory to which Seller is entitled as of the Closing Date, such holdbacks or rebates shall be received by Buyer in trust for the benefit of Seller and shall be paid by Buyer to Seller promptly following receipt.

(iv) Used RV Inventory. Any recreational vehicles not included in New RV Inventory (collectively, “Used RV Inventory”) will, subject to pre-Closing inspection, be purchased at an amount equal to [***] . If any material issues arise with respect to Used RV Inventory during the pre-Closing inspection, Buyer and Seller reserve the right to negotiate in good faith a reasonable value on any such inventory based on the conditions observed during such inspection; provided, however, that if, prior to the Closing, Buyer and Seller are unable to agree on a renegotiated value of any such inventory, then such inventory shall be an Excluded Asset.

(b) Tangible Properties/Fixed Assets. All shop tools, signs, leasehold improvements, operating equipment, furniture, fixtures, office equipment, and all other tangible property used in the Business (“FF&E”). Within 7 Business Days prior to the Closing Date, Seller shall grant Buyer access to Seller’s premises for the purposes of preparing an inventory listing of all FF&E.

(c) Parts, Accessories, Tires. All liquefied petroleum gas, gasoline, fuel oil, grease, and all parts, accessories and tires (“PA&T”). Within 7 Business Days prior to the Closing Date, Seller shall grant Buyer access to Seller’s premises for the purposes of preparing an inventory listing of all PA&T.

(d) Dealer Plates. All of Seller’s dealer plates (to the extent assignment of such dealer plates is not prohibited by the State of Nevada).

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(e) Customer Information. All of Seller’s customer lists (“Customer Lists”) and CRM and DMS data base information, including all sold and unsold customer data (together with the Customer Lists, “Customer Information”). Within 48 hours prior to the Closing Date, Seller shall deliver to Buyer true and complete copies of all Customer Lists and Customer Information in an electronic format reasonably acceptable to Buyer. Customer Lists shall include the customer’s name, address, telephone number, RV identification number (VIN), year, make, model and date of purchase, and any sold/unsold leads. Customer Information shall include any and all CSV/Excel lead generation lists and media files (including any media files used in the regular course of the Business).

(f) Assumed Contracts. All of the Contracts set forth on Schedule 1.1(f) attached hereto (the “Assumed Contracts”), if any.

(g) Permits. All Permits (to the extent assignment of such Permits are not prohibited by the applicable Governmental Authority).

(h) Intellectual Property. All Copyrights, Patents, Trade Secrets, Trademarks, trade names, websites, domain names, social media account identifiers, logins, and platforms (including, without limitation, Google my Business, Bing my Business, Apple Business Manager, YouTube, Instagram, TikTok, Facebook, Pinterest, and X (formerly Twitter)), and other intellectual property and proprietary rights (collectively, the “Intellectual Property”) that are necessary for the conduct of, and used or held for use in connection with, the Business as conducted at the Closing (“Seller Intellectual Property”).

(i) Goodwill. All goodwill and the going concern value of the Business and/or the foregoing Acquired Assets.

1.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the following assets of Seller (collectively, the “Excluded Assets”) are excluded from the Acquired Assets and are to be retained by Seller:

(a) Cash and Accounts Receivable. Seller’s cash (including customer deposits or advances, except to the extent mutually agreed by the Parties) at the Closing, cash equivalents (i.e., gift cards) at the Closing and Accounts Receivable.

(b) Inspection Process. Within three (3) Business Days prior to the Closing Date, Buyer will conduct a physical inspection and inventory of all Inventory on the premises. If during this inspection any used recreational vehicle has material damage or has been materially misrepresented in value, Buyer and Seller reserve the right to negotiate in good faith a reasonable value on any such inventory based on the conditions observed during such inspection, or to exclude such used recreational vehicle from the transaction contemplated by this Agreement. If any used recreational vehicle is excluded from the transaction contemplated by this Agreement pursuant to this Section 1.2(b), (i) each excluded recreational vehicle shall be deemed an “Excluded Asset” for purposes of this Agreement, and (ii) Seller shall only dispose of each excluded recreational vehicle after the Closing in the wholesale recreational vehicle market, via auction or retail recreational vehicle market at the dealership located at 150 East 1160 South, Saint George, UT 84770.

(c) Contracts. All Contracts other than the Assumed Contracts.

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(d) Real Property. All Property (as defined in the Real Estate Purchase Agreement) and any other assets or property conveyed by Seller or its Affiliate thereunder.

(e) Licensed Software. All licensed software currently licensed to Seller; provided, however, that Buyer may, with written notice to Seller, elect to continue the use of said licensed software; provided, further, that Buyer is able to assume the license upon terms and conditions with the licensor that are acceptable to Buyer, in Buyer’s sole discretion. For the avoidance of doubt, Seller will be responsible for any obligations of Seller regarding any and all license agreements which Buyer does not assume.

(f) Lazydays and Boulder Station Name. All right, title, and interest in and to any and all formulations of the name “Lazydays” and the name “Boulder Station”.

(g) IT Assets. All IT Assets.

(h) WIP. All open work orders and open work in progress (if any), except to the extent mutually agreed by the Parties.

(i) Presold Units. All purchase orders, rights and deposits relating to presold units that will be delivered after the Closing Date, if any, except to the extent mutually agreed by the Parties.

(j) Other Excluded Assets. Any other asset, property or right not used in connection with the Business, including those set forth on Schedule 1.2.

1.3 Purchase Price; Payment of Purchase Price.

(a) The purchase price for the sale, conveyance, transfer, assignment and delivery of the Acquired Assets (the “Purchase Price”) shall be (i) $300,000 (the “Base Purchase Price”) plus (ii) the amount that is to be determined as provided in Section 1.1 for the RV Inventory (the “RV Inventory Amount”).

(b) At the Closing, the Purchase Price shall be payable by or on behalf of Buyer as follows: (i) Buyer shall pay, on behalf of Seller, all amounts comprising the Closing Indebtedness set forth on Schedule 1.3(b)(i) which, for the avoidance of doubt, includes all Indebtedness necessary to release any and all Liens upon the Acquired Assets, by wire transfer of immediately available funds to the account(s) designated to Buyer in writing at least three (3) Business Days prior to the Closing by the holders of such Indebtedness in the applicable payoff letters delivered by Seller; and (ii) pay, by wire transfer of immediately available funds to the account(s) designated in writing by Seller, an amount equal to the sum of (1) the Base Purchase Price plus (2) the RV Inventory Amount minus (3) an amount equal to the Closing Indebtedness paid by Buyer pursuant to Section 1.3(b)(i).

(c) The Selling Parties expressly acknowledge and agree that a portion of the Purchase Price otherwise to be paid to Seller is being used to pay off, on behalf of Seller, Closing Indebtedness in accordance with Section 1.3(b).

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1.4 The Closing.

(a) Closing. Subject to the terms and conditions of this Agreement and the Real Estate Purchase Agreement, the consummation of the Contemplated Transactions (the “Closing”) shall take place in all events no later than June 30, 2025 (the “Outside Date”) (after which no Party shall have any obligation to close unless the delay beyond June 30, 2025, is the result of such Party’s actions or failures to act) via the electronic exchange of execution versions of each of the agreements contemplated hereby and the signature pages thereto via facsimile, via email by pdf, or at the offices of the same title company where the Real Estate Purchase Agreement is closed concurrently with the transactions contemplated by this Agreement. The date upon which the Closing occurs is referred to as the “Closing Date.” The Closing shall be effective as of 12:01 a.m. (prevailing central time) on the Closing Date.

(b) Simultaneous Closing Required. Subject to the terms and conditions of this Agreement and the Real Estate Purchase Agreement, the transaction contemplated hereby shall close as soon as possible, but in any event on or before the Outside Date, simultaneously with the closing of the transaction contemplated by the Real Estate Purchase Agreement; provided, however, that neither this transaction nor the transaction contemplated by the Real Estate Purchase Agreement shall be closed without the other.

(c) Extension. Notwithstanding anything to the contrary in this Section 1.4, Buyer and Seller may extend the Closing beyond the Outside Date, by mutual agreement.

1.5 Closing Deliverables.

(a) Seller Deliverables. Concurrently with the Closing (or at such other time as set forth below), Seller shall duly execute, endorse or deliver (or cause to be duly executed, endorsed or delivered) to Buyer:

(i) an appropriate bill of sale (the “Bill of Sale”), in the form attached as Exhibit A and such other documents conveying, transferring and assigning to Buyer all of the Acquired Assets free and clear of all Liens, in form and substance reasonably satisfactory to Buyer, each duly executed by Seller;

(ii) if applicable, a duly executed assignment and assumption agreement (the “Assignment and Assumption Agreement”) in the form attached as Exhibit B;

(iii) where appropriate, certificate of title, power of attorney or separate instruments of sale, assignment or transfer in form suitable for filing and recording with the appropriate office or agency, for Acquired Assets where the same are necessary or desirable in order to vest or evidence title thereto in Buyer or an appropriate authorization to obtain such title;

(iv) evidence, in form and substance reasonably satisfactory to Buyer, that Seller has delivered the material notices and received the material consents required to assign the Assumed Contracts, if any (which Seller shall use commercially reasonable efforts to deliver or obtain before Closing, but the delivery or obtainment of which shall not be a condition to Buyer’s obligation to consummate the Closing);

(v) certificates dated as of a date not more than five (5) Business Days prior to the Closing Date as to the good standing of Seller, issued by the Secretary of State of the State of Delaware and each other jurisdiction in which Seller is licensed or qualified to do business;

(vi) a certificate of non-foreign status that meets the requirements set forth in Treasury Regulation Section 1.445-2(b)(2);

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(vii) either: (A) at least three (3) Business Days prior to the Closing, (1) payoff letters in a form reasonably acceptable to Buyer from each holder of the Closing Indebtedness set forth on Schedule 1.3(b)(i) containing (a) the payoff amount of such indebtedness as of the Closing Date and a per diem amount thereafter and (b) the payment instructions of such holder, and (2) for each payoff letter contemplated in clause (1), draft Uniform Commercial Code termination statements or amendments and such other documents or endorsements necessary or reasonably requested (in recordable form if applicable) to release of record the Liens of all such holders of such Indebtedness, which terminations and other documents described in this clause (2) shall otherwise be in form customary for such purposes; or (B) evidence, in form and substance reasonably satisfactory to Buyer, that all Indebtedness of Seller has been satisfied in full and that all Liens with respect to such Indebtedness affecting the Acquired Assets have been released such that Buyer shall obtain good and valid title to the Acquired Assets free and clear of all Liens at the Closing;

(viii) a certificate from Seller duly executed by an authorized officer of Seller, dated as of the Closing Date, certifying on behalf of Seller that (A) each Selling Party has performed all covenants and obligations of such Selling Party contained in this Agreement that are required to be performed on or prior to the Closing Date in all material respects and (B) the representations and warranties of each Selling Party set forth in Article II are true and correct as of the Closing Date as though made again on and as of the Closing Date except as would not constitute a Material Adverse Effect; and

(ix) an assignment and assumption agreement in the form attached as Exhibit C (the “Lease Assignment”) relating to the Lease with Option to Purchase and Right of First Refusal, dated November 20, 2023, as amended by the First Amendment to Lease Agreement and Second Amendment to Asset Purchase Agreement dated December 11, 2024, for the premises located at 11405 W. Bell Road, Surprise, Arizona, a/k/a 16912 N. 114th Avenue, Surprise, Arizona 85378 (APN 200-57-933A) (as amended, the “Surprise Lease”), duly executed by Seller.

(b) Buyer Deliverables. Concurrently with the Closing, Buyer shall duly execute, endorse or deliver (or caused to be duly executed, endorsed or delivered) to Seller or any other applicable Person:

(i) to each Person who is entitled to receive a portion of the Purchase Price pursuant to Section 1.3(b), the applicable portion of the Purchase Price as provided in Section 1.3(b);

(ii) the Bill of Sale, duly executed by Buyer;

(iii) if applicable, the Assignment and Assumption Agreement, duly executed by Buyer;

(iv) such other documents and instruments as may be necessary or appropriate to carry out the Contemplated Transactions;

(v) a certificate from Buyer duly executed by an authorized officer of Buyer, dated as of the Closing Date, certifying on behalf of Buyer that (A) Buyer has performed all covenants and obligations of Buyer contained in this Agreement that are required to be performed on or prior to the Closing Date and (B) the representations and warranties of Buyer set forth in Article IV are true and correct as of the Closing Date as though made again on and as of the Closing Date; and

(vi) the Lease Assignment, duly executed by Buyer.

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1.6 Further Assurances. Following the Closing, Seller shall also execute and deliver, at Seller’s expense, such further instruments of conveyance, sale, assignment or transfer and shall take or cause to be taken such other or further actions as Buyer may reasonably request in order to vest, confirm or evidence in Buyer title to all or any part of the Acquired Assets.

1.7 Prorations. All items which require proration, including any manufactured parts ordered in connection with warranty services that are received by Buyer within 30 days after the Closing (“Parts in Transit”), shall be appropriately adjusted within 30 days of the Closing, or, with respect to Parts in Transit, within 30 days of Buyer’s receipt of such Parts in Transit. In addition to Parts in Transit, the items that require proration shall include other services or charges which are (i) billed to the Business on a periodic basis which overlap the Closing Date and (ii) proposed to be used by Buyer in the Business from and after the Closing; provided, that for the avoidance of doubt, Taxes relating to any Excluded Assets will not require proration.

1.8 Bulk Sales Law. To the fullest extent permitted by applicable Law, the Parties hereby waive compliance with the provisions of any “bulk sales” Law or similar Law in effect in any applicable jurisdiction as of the Closing Date in respect of the Contemplated Transactions.

1.9 Purchase Price Allocation. The Purchase Price (and any other amounts treated as part of the Purchase Price for U.S. federal, state and local income Tax purposes), shall be allocated among the Acquired Assets and the covenants hereof, in the manner mutually agreed to by Buyer and Seller and in accordance with Section 1060 of the Code and regulations thereunder. Seller and Buyer shall each file Form 8594 as required under Section 1060 of the Code and prepare their respective federal, state and local Tax returns in a manner consistent with the mutually agreed allocation.

1.10 Non-Assignable Assets. Notwithstanding any other provision of this Agreement, with respect to any Acquired Asset which by its terms or by any Law is not assignable or transferable without a consent or approval of any Governmental Authority or other third party (a “Nonassignable Asset”), such assignment and transfer shall not be made unless and until such consent or approval shall have been obtained or condition satisfied or Buyer shall have waived in writing the requirements of this Section 1.10. Seller shall use its commercially reasonable efforts to obtain as expeditiously as possible any consent or approval that may be required and to satisfy a condition necessary to the assignment or transfer of a Nonassignable Asset to Buyer. All filing fees and payments to Persons required to obtain any such consent or approval or satisfying any such condition shall be borne by Seller. Unless and until any such consent or approval that may be required is obtained or condition satisfied, to the extent permitted by applicable Law and by the terms of the applicable Nonassignable Asset, Seller and Buyer will cooperate and use commercially reasonable efforts to establish an arrangement reasonably satisfactory to Buyer under which Buyer would obtain the Claims, rights and benefits and assume the corresponding Liabilities under such Nonassignable Asset (including by means of any subcontracting, sublicensing or subleasing arrangement) or under which Seller would enforce for the benefit of Buyer, in respect of such Nonassignable Asset, any and all Claims, rights and benefits of Seller against any third party that is a party thereto. If and when the applicable consents or approvals, the absence of which caused the deferral of transfer of any Nonassignable Asset pursuant to this Section 1.10, are obtained, the transfer of the applicable Nonassignable Asset to Buyer shall automatically and without further action be effected in accordance with the terms of this Agreement.

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1.11 Purchase Price Holdback. Notwithstanding anything to the contrary contained in this Agreement, if, as of the Closing, Seller fails to deliver to Buyer (i) certificates of title for any item of Used RV Inventory, duly endorsed for transfer to Buyer, and (ii) evidence reasonably satisfactory to Buyer that such item of Used RV Inventory is free and clear of all Liens other than Permitted Liens (any such item, a “Title-Delayed Unit”), then the following shall apply:

(a) The Parties shall update Schedule 1.11(a) to (i) list each Title-Delayed Unit and (ii) the portion of the Holdback Amount (as defined below) allocated to such Title-Delayed Unit.

(b) At the Closing, Buyer shall withhold from the portion of the Purchase Price otherwise payable to Seller an amount equal to [***] of the purchase price allocated to each Title-Delayed Unit pursuant to Section 1.1(a)(iv) (the aggregate amount so withheld, the “Holdback Amount”).

(c) Upon Buyer’s receipt, at any time on or before the sixtieth (60th) day following the Closing Date (the “Title Cure Deadline”), of (i) the certificate of title for any Title-Delayed Unit, duly endorsed for transfer to Buyer (or accompanied by properly executed transfer documents), and (ii) evidence reasonably satisfactory to Buyer that such Title-Delayed Unit is free and clear of all Liens other than Permitted Liens (collectively, the “Title Documents”), Buyer shall disburse to Seller, within three (3) Business Days after Buyer’s receipt of the applicable Title Documents, an amount equal to the portion of the Holdback Amount attributable to such Title-Delayed Unit.

(d) If Seller fails to deliver the Title Documents for any Title-Delayed Unit on or before the Title Cure Deadline, any such Title-Delayed Unit shall be deemed an Excluded Asset and the RV Inventory Amount shall be reduced by the portion of the Holdback Amount allocated to such Title-Delayed Unit.

(e) The establishment of the Holdback Amount and the procedures set forth in this Section 1.11 shall not be deemed to limit, waive or restrict in any manner any representation, warranty, covenant or indemnity of Seller under this Agreement, nor shall the release of any portion of the Holdback Amount or reduction of the RV Inventory Amount affect Buyer’s right thereafter to seek indemnification or other relief with respect to any breach of this Agreement by Seller.

1.12 Withholding Rights. Upon reasonable advance notice to Seller in a form necessary for Seller to identify what Buyer is intending to pay without further action by Seller, Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that such amounts are so withheld and paid over to the proper Governmental Authority by Buyer, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to Seller.

Article II
REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES

The Selling Parties, jointly and severally, represent and warrant to Buyer as follows, except as set forth in the applicable Schedules to this Agreement:

2.1 Organization, Power and Authority. Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all necessary power to own, lease and operate its properties and assets and to carry on its business as such business is now being conducted. Seller is duly authorized and legally qualified under all applicable Laws to transact business as a foreign corporation in all jurisdictions where the nature of its properties and the conduct of its business as now conducted require such qualification. Seller has full power and authority to enter into and perform this Agreement and each of the other agreements contemplated herein and to consummate the Contemplated Transactions.

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2.2 Authorization of Agreement. This Agreement, each of the other agreements contemplated hereby and each of the Contemplated Transactions have been duly authorized by all actions necessary to authorize Seller to enter into and deliver this Agreement and each of the other agreements contemplated hereby, as applicable, and to enable Seller to carry out their respective terms, and this Agreement and each of the other agreements contemplated hereby to which Seller is a party is binding on Seller and enforceable in accordance with its terms (assuming each counterparty other than Seller is duly authorized to enter into such agreement).

2.3 Ownership. Owner is the indirect owner of Seller. Seller has no outstanding subscription, option, call, warrant, debt instrument or other right, whether convertible, exercisable or otherwise, to acquire any Equity Interests of Seller. Seller does not have any direct or indirect ownership interest in any Person which is directly or indirectly involved in the conduct of the Business. The Business is solely and exclusively conducted by Seller.

2.4 No Violation; Consents and Approvals. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by the Selling Parties and the consummation by each of them of the Contemplated Transactions will not: (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other organizational documents of any Selling Party; (b) violate, breach, conflict with, contravene, give rise to a right of termination, amendment, modification, cancellation or acceleration of any right or obligation, require any waiver from or other action by any Person under, or result in a default under or failure to comply with any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach, violation of or conflict under any Law or Permit applicable to, binding upon or enforceable against any Selling Party or their respective assets or properties or any Contract to which any Selling Party is a party or by which any Selling Party’s property is bound; (c) result in the creation or imposition of any Lien upon any of the property or assets of any Selling Party; or (d) require the consent or approval of, the giving of notice to, or any filing with, any Governmental Authority or any other Person.

2.5 Litigation. There is no pending or, to the Knowledge of the Selling Parties, threatened action before or by any Governmental Authority, or by any other Person, against Seller or relating to the Business. Seller is not subject to any outstanding order that prohibits or otherwise restricts the ability of Seller to consummate fully the Contemplated Transactions or to operate the Business as currently conducted.

2.6 Good Title. Seller holds good and valid title to the Acquired Assets free and clear of all Liens (excluding Permitted Liens), and no other Person or entity has any ownership interest whatsoever (legal or equitable) in any of the Acquired Assets. At the Closing, there will be no Liens on the Acquired Assets. Upon the Closing, Buyer shall hold good and valid title to the Acquired Assets free and clear of all Liens.

2.7 Condition and Sufficiency of Assets. The Acquired Assets are in good repair, working order and condition, free from any defects (subject to normal wear and tear), except for conditions that have been factored into the purchase price for the applicable Acquired Asset.

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2.8 Seller Intellectual Property.

(a) Seller exclusively owns, is licensed to use pursuant to a valid Contract or otherwise has the right to use, exploit, practice, sell, license and dispose of, without restrictions, all Seller Intellectual Property free and clear of any Liens, including legal or equitable rights of any employee, officer, consultant or other Person who developed or participated in the development of any Seller Intellectual Property. Seller has taken all necessary actions to maintain and protect each item of Seller Intellectual Property (including the confidentiality of any and all Trade Secrets) and each item of registered Seller Intellectual Property is enforceable and, to the Knowledge of the Selling Parties, valid.

(b) The conduct of the Business does not infringe, misappropriate or otherwise violate any Intellectual Property or other proprietary rights of any other Person, and there is no Claim pending or, to the Knowledge of the Selling Parties, threatened alleging any such infringement, misappropriation or violation or challenging Seller’s rights in or to any Seller Intellectual Property and, to the Knowledge of the Selling Parties, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Claim. To the Knowledge of the Selling Parties, no Person is infringing or otherwise violating any Seller Intellectual Property owned by Seller or any rights of Seller in any Contract pursuant to which Seller uses any Intellectual Property in connection with the Business. Upon the Closing, Buyer will have the right to use all Seller Intellectual Property and on substantially similar terms and conditions as Seller enjoyed immediately prior to the Closing.

2.9 Financial Statements. Seller has delivered to Buyer copies of (a) the unaudited profit and loss statements of Seller for the twelve-month periods ended December 31, 2023 and December 31, 2024, and (b) the unaudited profit and loss statement of Seller for the three-month period ended March 31, 2025 (such statements referred to in subsections (a) and (b) immediately above are referred to herein as the “Financial Statements”). The Financial Statements present fairly the results of Seller’s operations for such periods. The Financial Statements were prepared in accordance with Seller’s customary practices, consistently applied throughout the periods involved.

2.10 Taxes. Seller and its predecessors have duly and timely filed all Tax Returns required to be filed for taxable periods ending on or before the Closing Date. Such Tax Returns are true, correct, and complete in all respects. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return. Seller has paid or will pay all such Taxes, related interest and penalties shown on such returns or otherwise assessed and levied, to the extent that such Taxes have or will become due. No audit or other Proceeding by any Governmental Authority is pending or, to the Knowledge of the Selling Parties, threatened, with respect to any Taxes due from or with respect to Seller, nor has any such audit of any Tax Return been conducted within the previous 7 taxable years of Seller. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim for, or the period for the collection or assessment or reassessment of, Taxes due from Seller for any taxable period and no request for any such waiver or extension is currently pending. There are no Liens for Taxes upon any Acquired Assets and the Acquired Assets will be conveyed to Buyer free and clear of all such Liens. No Governmental Authority has given notice of any intention to assert any deficiency or Claim for additional Taxes against Seller, no Claim has been made by any Governmental Authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, and all deficiencies for Taxes that have been asserted or assessed against Seller have been fully and timely paid or finally settled or otherwise resolved. Seller has provided to Buyer true, correct and complete copies of all Tax audit reports affecting the Business that have been issued with respect to the previous three (3) taxable years of Seller.

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2.11 Contracts. True and correct copies of all Assumed Contracts have been provided to Buyer. Seller has performed all obligations required to be performed by Seller to date under, and is not in default under, any Assumed Contract. The counterparties to the Assumed Contracts have performed all obligations required to be performed by them to date and none are in default under any Assumed Contract. Each Assumed Contract is valid and binding and in full force and effect against the parties thereto, and Seller has not been notified by any counterparty to any Assumed Contract of that party’s intention to terminate or otherwise reduce payments or other rights of Seller under the same.

2.12 Affiliate Transactions. None of (i) Seller’s Affiliates, (ii) any current or former member, owner, shareholder, officer, director or manager of Seller, or (iii) any family member (if applicable) or Affiliate of any of the foregoing Persons is a party to or the beneficiary of (by trust or otherwise) any Assumed Contract or has any interest, directly or indirectly, in any of the Acquired Assets.

2.13 Compliance with Laws. Seller is in material compliance with, and has is not in violation of or liable under, any Laws applicable to the Business or to Seller, its properties or personnel. Seller has not received written notice from any applicable Governmental Authority of any alleged violation of any such Laws which remains unresolved.

2.14 No Bankruptcy Proceedings; Solvency. Seller is not a party to any current bankruptcy, insolvency or similar proceeding. Seller will receive not less than a fair market value, reasonably equivalent value, fair value, or fair saleable value (as those terms, standards and concepts of value are used in the law of Title 11 of the United States Code or other applicable federal and state law (such laws, collectively, “Insolvency Laws”)), in exchange for the transfer and sale of the Acquired Assets to Buyer pursuant to this Agreement. On the Closing Date, giving effect to this Agreement, under the Insolvency Laws, Seller has not and does not intend to impair, hinder, delay, or defraud any entity (as defined in 11 U.S.C. section 101(15)).

2.15 Operation of the Business. Except for the Contemplated Transactions, or as set forth on Schedule 2.15, since January 1, 2025, Seller has conducted its business only in the ordinary course of business, and there has not been any (a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) damage to or destruction or loss (other than theft) of any significant asset owned by Seller or used in the Business, whether or not covered by insurance, (c) change in any method of accounting or accounting practice for the Business, (d) note, bond, debenture, or other Indebtedness issued, created, incurred, assumed, or guaranteed (including advances on existing credit facilities, if any) by Seller or Owner, (e) Contract by Seller to do any of the foregoing, or (f) other material occurrence, event, action, or transaction outside the ordinary course of business involving Seller, the Acquired Assets or the Business.

2.16 Product Liability; Product Warranty. Seller does not have any liability arising out of any injury to individuals or property as a result of the production, manufacture, ownership, possession, sale, distribution or use of any product designed, manufactured, maintained, delivered or sold based on consultation services provided by or on behalf of Seller. Seller has provided Buyer with copies of all warranties, rights of return, or rights of credit relating to any products sold or services performed by Seller. Seller has not, whether voluntarily or due to the action of any Governmental Authority, generally recalled or withdrawn (or been required to recall or withdraw) any product for any reason, including any manufacturing or labeling defect or any product safety issue.

2.17 Absence of Certain Business Practices. None of the Selling Parties nor any of their respective Affiliates, officers, directors, employees, or agents has ever given or offered to give anything of value to any governmental official, political party, or candidate for government office that was illegal to give or offer to give, nor has it otherwise taken any action which would constitute a violation of the Foreign Corrupt Practices Act of 1977 (as amended) or any similar Law. Seller has for the past 5 years been in compliance, and is now in compliance, with all applicable Laws relating to export control and trade sanctions or embargoes. Within the past 5 years, Seller has not violated the antiboycott prohibitions contained in 50 U.S.C. Sections 4601, et seq. or taken any action that can be penalized under Section 999 of the Code.

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2.18 Environmental Matters. Seller has conducted the Business in material compliance with all applicable Environmental Laws and has obtained all Environmental Permits required in connection with the operation of the Business. Seller has not received any notice of any violation or suspected violation of any Environmental Law which remains unresolved. No Hazardous Substance has been transported or Released in violation of any applicable Environmental Law as a result of any activity of Seller or in connection with the Business.

2.19 Indebtedness. Other than the Closing Indebtedness which will be repaid at the Closing, Seller shall have no Indebtedness affecting, encumbering or otherwise relating to any Acquired Asset outstanding at the Closing.

2.20 Permits. Seller has obtained and possesses all Permits necessary for the conduct and operation of the Business as presently conducted and for the use of the Acquired Assets. Each such Permit is valid and in full force and effect, and Seller is in compliance with all such Permits. Seller has delivered true and correct copies of all such Permits to Buyer.

2.21 Employment Matters; Seller Plans.

(a) Seller has provided Buyer with a true and complete list of all employees and independent contractors currently performing services for Seller, including each employee on leave of absence or furlough status, along with the position, date of hire, current compensation and eligibility for benefits, scheduled or contemplated increases in compensation and benefits, scheduled or contemplated promotions, accrued but unused sick and vacation leave or paid time off, and service credited for purposes of vesting and eligibility to participate under any Seller Plan with respect to such Persons. All employees of Seller are United States citizens or have other status to legally work for Seller. All employees of Seller are employed on an “at will” basis, and Seller has no reason to believe that any employee of Seller will not accept “at will” employment from Buyer after the Closing Date.

(b) No Seller Plan is a multi-employer plan. Seller has no outstanding obligations or other Liabilities with respect to any Seller Plan which would create a Lien on the Purchased Assets, and there are no pending, or, to the Knowledge of the Selling Parties, threatened Proceedings with respect to any Seller Plan.

2.22 No Broker. Other than fees and commissions owing to Miller Buckfire (the “Broker”), no Selling Party, Affiliate of any Selling Party nor any Person acting on behalf of any Selling Party has any obligation to pay any fee or commission to any broker, finder, or intermediary for or on account of the Contemplated Transactions for which Buyer or any of its Affiliates could become responsible.

2.23 No Other Representations and Warranties. Except for the representations and warranties contained in this Article II, none of the Selling Parties makes any other express or implied representation or warranty with respect to the Business or the Acquired Assets.

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Article III
RESTRICTIVE COVENANTS OF THE SELLING PARTIES

3.1 Non-Competition. None of the Selling Parties shall engage directly or indirectly (whether as an owner, operator, stockholder, partner, joint venturer, manager, or otherwise, individually or together) in any activity that is or could reasonably be expected to be competitive with the Business, including any sale, purchase or transaction of new or used recreational vehicles within 100 miles of the Property (as defined in the Real Estate Purchase Agreement) during the period beginning on the Closing Date and continuing for five (5) years (the “Restricted Period”). Notwithstanding the foregoing, nothing in this Agreement shall restrict an Affiliate of Owner from continuing to own and operate the dealership located at 150 East 1160 South, Saint George, UT 84770.

3.2 Non-Solicitation. Each of the Selling Parties agree that, for a period of 24 months from the Closing Date, neither Seller nor Owner will (i) directly or indirectly solicit, encourage, induce, or attempt to solicit, encourage, or induce, any person who was an employee, agent, or contractor of the Business within the six-month period immediately preceding and including the Closing Date to terminate his or her employment, engagement, or relationship with the Business or employ or offer employment to any such employee, agent, or contractor of the Business; (ii) call on, solicit, divert, or take away any of the Business’s customers or referral sources of whom Seller or Owner called or with whom Seller or Owner became acquainted during their operation of the Business, either on behalf of themselves or any other Person; or (iii) discourage any customer, supplier, or business relation from doing business with the Business.

3.3 Reasonableness of Covenants. The Selling Parties acknowledge and agree that the Business would be irreparably damaged if Seller or Owner violate the provisions of Article III. The Selling Parties further acknowledge and agree that any such violation would result in significant loss of goodwill by Buyer and that such provisions were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder.

3.4 Partial Invalidity. The Parties recognize and agree that the duration, scope, and geographic area applicable to the covenants contained in this Agreement are fair, reasonable, and necessary, that adequate consideration has been received by the Selling Parties under this Agreement for such covenants, that these covenants do not prevent the Selling Parties from earning a livelihood, and that enforcement of the covenants is necessary to prevent irreparable harm and damage to the Business. If, however, for any reason any court of competent jurisdiction determines that the restrictions contained in this Agreement are not reasonable, that the consideration is inadequate, or that the Selling Parties have been prevented from earning a livelihood, such restrictions shall be interpreted, modified, or rewritten to include as much of the duration, scope and geographic area identified in this Agreement as will render such restrictions valid and enforceable.

3.5 Remedy for Breach. If it is determined that any Selling Party has breached any of the foregoing non-competition or non-solicitation covenants, the Business or Buyer may obtain an injunction which prohibits such breach, the entry of which is hereby agreed to by the Selling Parties. The Selling Parties each hereby expressly stipulate and agree that their respective obligations under this Agreement are specifically enforceable by temporary and permanent injunctive relief. The Selling Parties each hereby further agree that neither the Business nor Buyer shall be required to post a bond in order to obtain injunctive relief against any Selling Party for violating any of the foregoing covenants, or if a bond is required by Law or by a court, the Selling Parties each hereby consent to a bond in the lowest amount permitted by Law. If it is determined that any Selling Party improperly disclosed or used any of the confidential or proprietary information or violated any of the covenants of this Agreement, in addition to the right to obtain an injunction, Buyer may seek damages or any other remedies that may be available. If any action at Law or in equity, including any action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees from the other party or parties, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose and which fees shall be in addition to any other relief which may be awarded.

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3.6 Tolling. If Buyer is required to enforce in a court of Law any of its rights contained in this Agreement, the Restricted Period shall be tolled until any such litigation is concluded, including all appeals. The Parties agree that this is a reasonable term and is intended for the Business to receive the full benefits of its rights as contained in this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

4.1 Organization, Power and Authority. Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation, is duly qualified to conduct business in such jurisdiction of formation and has full power and authority to enter into and perform this Agreement and each of the other agreements contemplated herein and to consummate the Contemplated Transactions.

4.2 Authorization of Agreement. This Agreement, each of the other agreements contemplated herein and the Contemplated Transactions have been duly authorized by all actions necessary to authorize Buyer to enter into and deliver this Agreement and each of the other agreements contemplated hereby to which Buyer is a party and to enable Buyer to carry out their respective terms, and this Agreement and each of the other agreements contemplated hereby to which Buyer is a party are binding on Buyer and enforceable in accordance with their terms (assuming each counterparty other than Buyer is duly authorized to enter into such agreement) except as such may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting the rights and remedies of creditors and by general principles of equity (whether applied in a proceeding at law or in equity).

4.3 No Violation; Consents and Approvals. The execution, delivery and performance of this Agreement and the other agreements contemplated herein by Buyer and the consummation by Buyer of the Contemplated Transactions will not: (a) violate or conflict with any provision of the organizational documents of Buyer; (b) violate, breach, conflict with, contravene or result in a default under or failure to comply with any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach, violation of or conflict under, any Law applicable to, binding upon or enforceable against Buyer or its assets or properties or any agreement or lease to which Buyer is a party or by which Buyer or any of its property is bound; or (c) require the consent or approval of, the giving of notice to, or any filing with, any Governmental Authority or any other Person.

4.4 Proceedings. There are no Proceedings pending or threatened against Buyer that would have any effect on Buyer’s ability to consummate the Contemplated Transactions.

4.5 Sufficiency of Funds. Buyer has sufficient cash or financing commitments (or a combination of both) to enable it to pay or cause to be paid the Purchase Price at the Closing and consummate the Contemplated Transactions.

4.6 Independent Investigation. Buyer acknowledges and agrees that no the Selling Party has made any representation or warranty, express or implied, regarding the Business, except as expressly set forth in Article II (as modified by the Schedules to this Agreement). In entering into this Agreement, Buyer has relied only upon the express representations and warranties of the Selling Parties set forth in Article II (as modified by the Schedules to this Agreement) and Buyer expressly disclaims reliance on any other statements; provided, however, that nothing in this Agreement limits or restricts Buyer’s right to rely upon, or seek indemnification or any other remedy for the breach of inaccuracy of, any such representation or warranty set forth in Article II, nor does anything herein waive or otherwise limit any claim Buyer may have for fraud, intentional misrepresentation or willful misconduct.

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4.7 No Broker. Neither Buyer nor any Person acting on behalf of Buyer has any obligation to pay any fee or commission to any broker, finder, or intermediary for or on account of the Contemplated Transactions for which any Selling Party or any of their Affiliates could become responsible.

Article V
COVENANTS

5.1 Confidentiality. From and after the Closing for a period of 5 years, each of the Selling Parties agrees to, and agrees to cause each of the subsidiaries of Owner and their respective directors, officers, employees, counsel, accountants, financial advisors, auditors, consultants or other representatives to keep confidential any and all nonpublic information or documents respecting any Acquired Assets or the Business, and shall not disclose such information or documents to any Person or use such information or documents in any manner without the prior written consent of Buyer; provided, however, that the foregoing shall not include any (a) documents or information that are or become publicly available other than by reason of a violation of this clause or any other confidentiality obligations of any of the Selling Parties, or (b) documents or information required to be produced or disclosed pursuant to Law (including securities laws), stock exchange listing standards, or by order of a Governmental Authority; provided, that, other than with respect to filings made pursuant to applicable securities Laws and regulations or stock exchange rules, prior to any such disclosure the applicable Selling Party shall give, or cause its attorneys, accountants, financial advisors or other agents or representatives to give, prompt written notice to Buyer of such requirement and cooperate with any attempts by Buyer to obtain a protective order with respect to such documents and information; provided, further, that, if in the absence of such protective order such Selling Party is, or its attorneys, accountants, financial advisors or other agents or representatives are, nonetheless required by Law or Governmental Authority to disclose such documents or information, such Selling Party shall, or shall cause its attorneys, accountants, financial advisors or other agents or representatives to, use reasonable efforts to obtain assurances that the documents and information will be afforded confidential treatment. Notwithstanding the foregoing, the Selling Parties may share confidential information and documents with their attorneys, accountants, financial advisors or other agents or representatives for proper purposes (such as relating to obtaining legal, Tax and financial advice and representation, including filing Tax Returns based upon such information), so long as the applicable Selling Party informs such attorney, accountant and financial advisor or other agent or representative of the confidential nature of such information; provided, that the Selling Parties shall be liable for any breach of the confidentiality obligations contained in this Section 5.1 by such attorney, accountant or financial advisor or other agent or representative.

5.2 Other Covenants.

(a) Access to Premises. Prior to the Closing, the Selling Parties shall provide Buyer and its representatives with reasonable access to the premises on which the Business is conducted; provided, however, that Buyer and its representatives shall conduct such activities in a manner so as not to interfere unreasonably with the operations of the Business. Without limiting the generality of the foregoing, the Selling Parties agree to provide such access and information to any floorplan company designated by Buyer in its sole discretion (the “Floorplan Company”) as may be reasonably required by the Floorplan Company for purposes of conducting a floorplan audit prior to the Closing in connection with Buyer’s acquisition of the Acquired Assets.

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(b) Access to Records. Notwithstanding anything contained herein to the contrary, from time to time upon the prior request of Buyer, the Selling Parties shall provide access to such records retained by the Selling Parties, to the extent (i) reasonably requested by Buyer, (ii) such access would not reasonably be expected to result in violation of applicable Law or an order of a Governmental Authority, and (iii) such access would not result in a waiver or breach of any attorney-client privilege; provided, that the Parties shall use commercially reasonable efforts to agree upon a method of disclosure of such information that would not compromise attorney-client privilege with respect to such information.

(c) Post-Closing Treatment of Acquired Assets and Excluded Assets. If, after the Closing, (i) any Selling Party comes into possession of any Acquired Assets or proceeds thereof, such Selling Party shall promptly notify Buyer and tender such Acquired Assets or proceeds thereof to Buyer, without delay or condition and without Buyer having to pay any additional costs or fees in connection therewith, and (ii) Buyer comes into possession of any Excluded Assets or proceeds thereof, Buyer shall promptly notify Seller and tender such Excluded Assets or proceeds thereof to Seller, without delay or condition.

(d) [Intentionally Deleted].

(e) Operation of Business Prior to Closing Date. From and after the date hereof until the Closing, the Selling Parties shall operate, manage and administer the Acquired Assets and the Business in the ordinary course of business consistent with their past practices; provided, however, that the Selling Parties shall not acquire or commit to acquire any Post-Execution RV Inventory (other than inventory acquired through trade-ins) without the prior written consent of Buyer. Prior to the Closing Date, the Parties shall amend Schedule 1.1(a) to reflect any Post-Execution RV Inventory acquired by any of the Selling Parties in accordance with this Section 5.2(e) and any trade-in inventory or inventory sold after the date hereof by Seller in the ordinary course of business or as otherwise agreed between the Parties.

5.3 Exclusivity. During the period from the date of this Agreement until the earlier of (a) the Closing Date or (b) the termination of this Agreement pursuant to Section 7.16, Owner and its subsidiaries (including Seller and LD Real Estate, LLC, a Delaware limited liability company (“Real Estate Seller”)) will not negotiate with, or enter into any agreement, understanding or commitment with, any other party regarding the possible sale, transfer or assignment of the Acquired Assets, the Property or the Surprise Lease; provided, however, for confirmation: (i) such exclusivity concerns only the single Business subject to this Agreement; and (ii) nothing herein restricts any other transaction involving other dealerships which Owner or its Affiliates (other than Seller) owns or controls (each transaction described in clause (ii), an “Other Transaction”), and nothing in this Agreement or any ancillary agreement restricts Owner or its Affiliates from taking any action, including executing agreements and consummating transactions, in connection with any Other Transaction.

Article VI
INDEMNIFICATION

6.1 Buyer Indemnification. From after the Closing, the Selling Parties shall jointly and severally indemnify, defend and hold harmless Buyer and its directors, employees, officers, Affiliates, equity holders and representatives, and their respective successors and assigns (the “Buyer Covered Persons”), from and against any and all Claims, losses, damages, costs and expenses, including reasonable attorneys’ fees, court costs and costs of enforcement (“Covered Losses”), paid or incurred by any Buyer Covered Person arising out of or as a result of:

(i) any inaccuracy in or breach of any representation or warranty of any Selling Party contained in this Agreement or in any other agreements required to be delivered by the Selling Parties hereunder;

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(ii) any nonfulfillment, breach or default by the Selling Parties under any of their respective covenants, agreements or obligations under this Agreement, including those set forth in Article III and Article V;

(iii) any Excluded Assets or Excluded Liabilities; or

(iv) any other Seller Party obligation arising prior to the Closing Date and/or arising out of the operations of Seller or the Business prior to the Closing Date.

6.2 Selling Parties’ Indemnification. From after the Closing, Buyer shall indemnify, defend and hold harmless the Selling Parties and their respective directors, employees, officers, Affiliates, equity holders, representatives, successors, and assigns (the “Seller Covered Persons”), from and against any and all Covered Losses incurred by any Seller Covered Person arising out of or as a result of:

(i) any inaccuracy in or breach of any representation or warranty of Buyer contained in this Agreement or in any other agreements required to be delivered by Buyer hereunder;

(ii) any nonfulfillment, breach or default by Buyer under any of its covenants, agreements or obligations under this Agreement; or

(iii) any other Buyer obligation arising after the Closing Date and/or arising out of the operations of the Business after the Closing Date.

6.3 Limitations on Indemnification. Notwithstanding anything to the contrary set forth in this Agreement, neither Party shall be entitled to indemnification under this Article VI, unless and until the aggregate amount of Covered Losses thereunder exceeds, in the aggregate, an amount equal to $20,000 (the “Deductible”), at which point the indemnifying Party will be obligated, jointly and severally, to indemnify the other Party for the entire amount of any such Covered Losses exceeding the Deductible (not including the amount of the Deductible); provided that, with respect to Section 6.1(i), such liability shall not exceed $300,000; and with respect to Section 6.1(ii)-(iv), shall not exceed the Purchase Price.

6.4 Survival. Any covenants or other agreements of the Parties which by their terms are required to be performed following the Closing shall survive the Closing until fully performed. The representations and warranties of the Parties set forth in this Agreement shall survive the Closing for a period of 18 months; provided, however, that (a) the representations and warranties set forth in Section 2.1, Section 2.2, Section 2.3, Section 2.4, Section 2.6, Section 2.14, Section 2.22, Section 4.1, Section 4.2, Section 4.3 and Section 4.7 shall survive indefinitely and (b) the representations and warranties set forth in Section 2.10 shall survive until the date that is 60 days following the expiration of the applicable statute of limitations.

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6.5 Indemnification Procedures. Whenever there is a Claim giving rise to indemnity hereunder resulting from or arising out of any Claim or Proceeding (each, an “Action”), the Party seeking indemnification hereunder (each, an “Indemnified Person”) shall promptly provide written notice of such Claim or Proceeding to the other Party (the “Indemnifying Person”). In connection with any Action by a Person who is not a party to this Agreement (each, a “Third-Party Claim”), the Indemnifying Person may assume the defense of any such Third-Party Claim (at the sole cost and expense of the Indemnifying Person) with counsel reasonably satisfactory to the Indemnified Person. If the Indemnifying Person does not assume the defense of any such Third-Party Claim, the Indemnified Person may, but shall not be obligated to, defend against such Third-Party Claim in such manner as it may deem appropriate, including, but not limited to, settling such Third-Party Claim, after giving notice of it to the Indemnifying Person, on such terms as the Indemnified Person may deem appropriate, and no action taken by the Indemnified Persons in accordance with such defense and settlement shall relieve the Indemnifying Person of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Person shall not settle any Third-Party Claim without the Indemnified Person’s prior written consent, not to be unreasonably conditioned, withheld or delayed. Notwithstanding anything to the contrary herein, the Indemnified Person shall be entitled to participate in the defense of any such Third-Party Claim with its preferred counsel. If the Indemnified Person elects to participate in the defense of any Third-Party Claim, or if because the Indemnifying Person has not elected to assume the defense of such Third-Party Claim, then such Indemnifying Person shall indemnify the Indemnified Person for its reasonable attorneys’ fees and other expenses incurred to defend such Third-Party Claim.

6.6 Effect of Investigation. The representations, warranties and covenants of the Selling Parties and Buyer’s right to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of Buyer or any of Buyer’s representatives, or by reason of the fact that Buyer or any of its representatives knew or should have known that such representation or warranty is, was or might be inaccurate.

6.7 Mitigation of Losses. The Indemnified Person shall use, and cause its Affiliates and representatives to use, commercially reasonable efforts to mitigate any Covered Loss upon becoming aware of any event or circumstance that would be reasonably expected to or does give rise to a Covered Loss, including by pursuing recoveries under any insurance policies.

6.8 Exclusive Remedy. Notwithstanding anything to the contrary contained herein, from and after the Closing, the remedies provided in this Article VI shall be the sole and exclusive remedies of any party for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise in connection with this Agreement and the transactions contemplated hereby; provided, however, that the forgoing shall not preclude or limit in any manner (a) any Party from making a claim involving fraud, or (b) any Party from seeking and obtaining injunctive relief of declaratory action with respect to any failure by any other Party to comply with any of the covenants, obligations or agreements of such other Party contained herein.

Article VII
MISCELLANEOUS

7.1 Further Assurances. Each of the Parties, upon the request of another Party, shall deliver such additional documents, instruments and materials as may be reasonably requested in order to carry out the provisions and purposes of this Agreement or to report the transaction to appropriate Governmental Authorities, including additional specific bills of sale, deeds and instruments of assignment, and as necessary for either Party’s Tax Return filings. Seller shall immediately forward to Buyer any telephone calls and any telecopy, telegraph or other communications that Seller receives in respect of the Acquired Assets.

7.2 Expenses. The Parties to this Agreement shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives and counsel.

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7.3 Applicable Law, Jurisdiction and Venue. This Agreement shall in all respects be construed in accordance with and governed by the Laws of the State of Delaware, without regard to the conflicts of Laws provisions therein. The Parties further agree and consent that exclusive jurisdiction and venue for any action brought relating to or arising out of this Agreement shall be the state and federal courts located in Tarrant County, Texas.

7.4 Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS.

7.5 Notices. All notices, demands and other communications which may be or are required to be given pursuant to this Agreement shall be deemed to have been duly given and made if (a) in writing and served by personal delivery upon the Party for whom it is intended; (b) if delivered by electronic mail; or (c) if delivered by certified mail, registered mail or a nationally recognized courier service, when so delivered to the Party at the address set forth below, to the Persons indicated below, or to the attention of such other Persons or to such other addresses as may be given by due written notice.

If to the Selling Parties: Lazydays Holdings, Inc. 4042 Park Oaks Boulevard, Suite 350 Tampa, Florida 33610 Attention: Ronald K. Fleming; Amber Dillard Phone: [***] E-mail: [***]	If to Buyer: Fun Town RV 300 Burnett St., Suite 200 Fort Worth, Texas 76102 Attention: Jarrod C. McGhee Phone: [***] E-mail: [***]

With a copy (which shall not constitute notice) to: Stoel Rives LLP 760 SW Ninth Avenue, Suite 3000 Portland, Oregon 97205 Attention: Will Goodling Phone: [***] E-mail: [***]	With a copy (which shall not constitute notice) to: Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Attention: Phil McCrury Phone: [***] E-mail: [***]

7.6 Successors and Assigns. Buyer may not assign this Agreement without receiving the prior written consent of each of the Selling Parties or their applicable permitted assignees, except that Buyer may assign its rights hereunder (in whole or in part) as collateral security to an Affiliate of Buyer or any lender to Buyer or any of its Affiliate without prior written consent, but no assignment shall relieve Buyer of any liability hereunder. None of the Selling Parties may assign this Agreement without receiving the prior written consent of Buyer or their respective permitted assignees. Any assignment made in contravention of this Section 7.6 shall be null and void, ab initio. This Agreement shall be binding upon and inure to the benefit of each Party, its successors and permitted assigns.

7.7 Certain Defined Terms. The terms defined in Annex A, whenever used herein, shall have the meanings set forth in Annex A for all purposes of this Agreement. The definitions in Annex A and the other definitional and interpretive matters in Annex A are incorporated into this Agreement as if fully set forth herein.

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7.8 Counterparts. This Agreement may be signed in counterparts, none of which shall be deemed to be binding unless and until all Parties have signed this Agreement. Facsimile or portable document format (PDF) signatures shall be treated as original signatures for all purposes hereunder.

7.9 Severability. Should any part of a provision contained in this Agreement be rendered or declared invalid by reason of any existing or subsequently enacted legislation or by any decree of a court of competent jurisdiction, the remaining provisions shall nevertheless remain in full force and effect to the maximum extent permitted by Law.

7.10 Entire Agreement. Except as otherwise set forth herein, this Agreement, including all Schedules and Exhibits hereto, constitutes the entire agreement between the Parties and supersedes any and all prior agreements between them relating to the subject matter hereof and may not be amended except in writing signed by the Party to be bound; provided that nothing herein supersedes or otherwise terminates or modifies that certain Confidentiality Agreement, dated March 24, 2025, by and between Owner and Fun Town RV, LP (the “Confidentiality Agreement”), which remains in effect in accordance with its terms; provided that effective upon the Closing, the Confidentiality Agreement shall automatically terminate without any further action required by any Person and none of the parties thereto or Persons bound thereby shall have any further Liability or obligation thereunder as of the Closing, and the terms regarding confidentiality and nondisclosure of any information (including Confidentiality Information) contained in the Confidentiality Agreement are hereby superseded by the terms of this Agreement, including those set forth in Section 5.1. Notwithstanding the forgoing, Buyer and Seller may agree to amend, update and supplement Schedule 1.1(a), Schedule 1.1(f), Schedule 1.2 and Schedule 1.11(a) at any time prior to the Closing.

7.11 Attorneys’ Fees and Court Costs. If any legal action is instituted to enforce the provisions of this Agreement or any part hereof, the prevailing Party shall be entitled to receive reasonable attorneys’ fees and court costs.

7.12 Publicity. From and after the date hereof, no Party will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Contemplated Transactions without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that nothing herein will prohibit any Party from issuing or causing publication of any such press release or public announcement (a) to the extent that such disclosure is required by applicable Law or any Governmental Authority or stock exchange regulations, in which case the Party making such determination will, if practicable in the circumstances, use reasonable efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of its issuance or (b) in connection with any proceeding relating to the enforcement of a Party’s rights hereunder; provided, further, that the foregoing shall not restrict disclosures of information made by or on behalf of any Party, on the one hand, to their respective direct and indirect existing and potential investors, Affiliates, existing and potential financing sources, counsel, accountants, consultants and others, on the other hand (so long as, in each case, such disclosure has a valid business purpose). Notwithstanding the foregoing, from and after the Closing, any Party may issue press releases and make web postings or other public announcements that include information which was included in any press releases or announcements made in accordance with the first sentence of this Section 7.12 (if any) or that do not include the amount of consideration involved hereunder (or any other financial metric such as proceeds, rate of return or multiples of capital invested).

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7.13 No Third-Party Beneficiary. This Agreement shall not confer any rights or remedies upon any Person (including any employee of Seller) other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates and Covered Persons. Nothing contained herein, express or implied, is intended to confer upon any employee of Seller any right to employment or continued employment with Buyer or Seller or any of their respective Affiliates, or any rights under any Seller Plan, including severance benefits, by reason of this Agreement.

7.14 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by each of the Parties. Waiver of any term or condition of this Agreement by any Party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or a waiver of any other term or condition of this Agreement.

7.15 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Contemplated Transactions (collectively, the “Transfer Taxes”) shall be borne 50% by Seller and 50% by Buyer. The appropriate Party under governing Law shall, at its own expense, timely file any Tax Return or other document with respect to such Transfer Taxes or fees (and the other Party shall cooperate with respect thereto as necessary).

7.16 Termination. This Agreement may be terminated:

(a) By mutual written consent of the Parties;

(b) By either Party, after the Outside Date, if the Closing has not occurred by such date and the Outside Date is not extended pursuant to Section 1.4(c); provided, that the right to terminate this Agreement under this Section 7.16(b) will not be available to any Party if the failure of such Party to fulfill, or breach by such Party of, any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such Outside Date or any extension thereof; or

(c) At any time prior to June 6, 2025 by Buyer if Buyer’s due diligence investigation reveals a Material Adverse Effect that has occurred between the date hereof and June 6, 2025.

[signature page follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

BUYER:

FUN TOWN RV LAS VEGAS, LLC

By:	FUN TOWN RV HOLDINGS—USA, LP, its manager

By:	FUN TOWN ENTERPRISES, LLC, its general partner

By:	/s/ Jarrod C. McGhee
Jarrod C. McGhee, Sole Member

SELLER:

LD OF LAS VEGAS, LLC

By:	/s/ Ronald K. Fleming
Ronald K. Fleming, Interim Chief Executive Officer

OWNER:

LAZYDAYS HOLDINGS, INC.

By:	/s/ Ronald K. Fleming
Ronald K. Fleming, Interim Chief Executive Officer

Asset Purchase Agreement

Signature Page

ANNEX A

DEFINITIONS AND DEFINITIONAL AND INTERPRETIVE MATTERS

A. Certain Definitions. For purposes of this Agreement, the definitions and other interpretive matters are set forth on this Annex A.

“Accounts Receivable” means all accounts or notes receivable (including any security or collateral for such accounts receivable and including both billed and unbilled work), including contracts in transit and for services and repairs rendered prior to the Closing, of the Business immediately prior to the effective time of the Closing.

“Acquired Assets” has the meaning set forth in Section 1.1 of this Agreement.

“Action” has the meaning set forth in Section 6.5 of this Agreement.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with, or the parents, spouse, lineal descendants or beneficiaries of, such Person.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Assignment and Assumption Agreement” has the meaning set forth in Section 1.5(a)(ii) of this Agreement.

“Assumed Contracts” has the meaning set forth in Section 1.1(f) of this Agreement.

“Base Purchase Price” has the meaning set forth in Section 1.3(a) of this Agreement.

“Bill of Sale” has the meaning set forth in Section 1.5(a)(i) of this Agreement.

“Broker” has the meaning set forth in Section 2.22 of this Agreement.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day, excluding Saturday, Sunday and any other day on which commercial banks in Las Vegas, Nevada, are authorized or required by Law to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Covered Persons” has the meaning set forth in Section 6.1 of this Agreement.

“Claim” means any and all claims, causes of actions, suits or Proceedings.

“Closing” has the meaning set forth in Section 1.4(a) of this Agreement.

“Closing Date” has the meaning set forth in Section 1.4(a) of this Agreement.

“Closing Indebtedness” means the aggregate amount of Indebtedness of Seller identified on Schedule 1.3(b)(i) as of immediately prior to the Closing (which schedule Seller may update through such time).

“Code” means the Internal Revenue Code of 1986, as amended.

“Contemplated Transactions” means the transactions contemplated by this Agreement, the Real Estate Purchase Agreement and any other agreements contemplated hereby or thereby.

“Contract” means any contract, lease, sublease, license, indenture, bond, debenture, note, mortgage, guarantee, instrument, agreement, deed of trust, conditional sales contract, customer and supply agreements or other legally binding arrangements, together with modifications and amendments thereto (in each case, whether written or oral).

“Copyrights” means any and all foreign or United States copyright registrations and applications for registration thereof, any non-registered copyrights, and all works of authorship and other copyrightable subject matter, whether registered or unregistered, and whether or not published.

“Covered Losses” has the meaning set forth in Section 6.1 of this Agreement.

“Customer Information” has the meaning set forth in Section 1.1(e) of this Agreement.

“Customer Lists” has the meaning set forth in Section 1.1(e) of this Agreement.

“Deductible” has the meaning set forth in Section 6.3 of this Agreement.

“Environmental Law” means all Laws in effect at or prior to the Closing Date concerning pollution or protection of the environment, natural resources, or human health and safety as it relates to exposure to Hazardous Substances, and including the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any Hazardous Substances in the environment and including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.) (“CERCLA”), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), to the extent each is applicable and as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Permit” means any and all federal, state or local licenses, permits, certificates, registrations and other authorizations and approvals required under any and all applicable Environmental Laws to carry on the Business as it is currently conducted.

“Equity Interests” means (i) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (ii) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; and (iii) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other Person that, together with Seller, would be treated as a single employer under Section 414 of the Code.

“Excluded Assets” has the meaning set forth in Section 1.2 of this Agreement.

“Excluded Liabilities” means any and all Liabilities of the Selling Parties of any kind or nature whatsoever arising prior to the Closing, including all such Liabilities arising out of or under, in connection with, or relating to (i) any products sold and/or services performed by Seller on or before the Closing Date; (ii) the ownership or operation by Seller of (A) any real property formerly owned, operated, leased or otherwise used by Seller (or any condition thereon) on or prior to the Closing Date (including the Release or continuing Release, if existing as of the Closing, of any Hazardous Substances, regardless of by whom or any noncompliance with Environmental Laws), (B) the Business on or prior to the Closing Date, (C) any of the Acquired Assets on or prior to the Closing Date, or (D) the Excluded Assets; (iii) the offsite transportation, storage disposal, treatment or recycling of Hazardous Substances generated by and taken offsite by or on behalf of Seller prior to and through the Closing Date; (iv) (A) the employment or performance of services, or termination of employment or services by Seller or any of its Affiliates of any individual, (B) workers’ compensation Claims against Seller, irrespective of whether such Claims are made prior to or after the Closing, (C) any Seller Plan or (D) any other arrangement or agreement between Seller or any of its Affiliates and any employee; (v) Contracts that are not Assumed Contracts and, with respect to Assumed Contracts, Liabilities in respect of a breach by or default of Seller accruing under such Contracts with respect to any period prior to the Closing; (vi) any Indebtedness of Seller or Owner; (vii) any Transaction Expenses; (viii) 50% of the Transfer Taxes, Taxes of Seller, and Taxes that relate to the Acquired Assets allocable to Seller pursuant to this Agreement; (ix) any pending or threatened Proceeding, or any Claim arising out of, relating to or otherwise in respect of the operation of the Business to the extent such Proceeding or Claim relates to such operation on or prior to the Closing Date, or any Excluded Asset; (x) any sales commissions and similar payments through the Closing; (xi) accruals and obligations with respect to any bonuses owed to employees or contractors of Seller; (xii) any dispute with any client or customer of the Business existing as of the Closing Date or based upon, relating to or arising out of events, actions, or failures to act prior to the Closing Date; (xiii) any third party services, such as extended warranties, tire and wheel protection, GAPP services, paint and fabric protection, and any other third party services or warranties existing as of the Closing Date and canceled after the Closing Date; and (xiv) any Excluded Assets.

“FF&E” has the meaning set forth in Section 1.1(b) of this Agreement.

“Financial Statements” has the meaning set forth in Section 2.9 of this Agreement.

“Floorplan Company” has the meaning set forth in Section 5.2(a) of this Agreement.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time, applied on a basis consistent with Seller’s proper application of such generally accepted accounting principles.

“Governmental Authority” means any government (including any United States or foreign federal, state, provincial, cantonal, municipal or county government), any political subdivision thereof and any governmental, administrative, ministerial, regulatory, central bank, self-regulatory, quasi-governmental, taxing, executive or legislative department, commission, body, agency, authority or instrumentality of any of the foregoing (including any criminal, civil or other judicial authority) or any arbitration or arbitral body.

“Hazardous Substances” means: (i) any pollutant, contaminant, waste or chemical; (ii) any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material; or (iii) any substance, waste or material having any constituent elements displaying any of the foregoing characteristics or otherwise defined or regulated by Environmental Laws, including petroleum, its derivatives, by-products and other hydrocarbons, polychlorinated biphenyls, asbestos and mold.

“Indebtedness” means (i) any indebtedness or other obligation of Seller for borrowed money of any kind, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness of Seller evidenced by any note, bond, debenture or other security or similar instrument, (iii) any Liabilities of Seller in respect of any customer deposits, (iv) any indebtedness that is either guaranteed by, or secured by any Lien upon any property or assets owned by Seller, including, without limitation, the Acquired Assets, and (v) accrued interest and any pre-payment penalties, “breakage costs,” redemption fees, costs and expenses or premiums and other amounts owing pursuant to the instruments evidencing any indebtedness referred to in clauses (i) through (iv).

“Indemnified Person” has the meaning set forth in Section 6.5 of this Agreement.

“Indemnifying Person” has the meaning set forth in Section 6.5 of this Agreement.

“Intellectual Property” has the meaning set forth in Section 1.1(h) of this Agreement.

“IT Assets” means computers, software, servers, workstations, peripherals, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment and assets, including all associated documentation, owned, licensed, leased or otherwise used by Seller.

“Knowledge of the Selling Parties” means the actual knowledge of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Owner, together with such additional information and knowledge as any of the foregoing individuals should have or could reasonably be expected to have after due inquiry of the managers or officers (or similar authority) having management responsibility for the fact of the matter in question.

“Law” or “Laws” means any laws, statutes, codes, ordinances, proclamations, regulations, rules, legal doctrines, published requirements, orders, decrees, judgments, injunctions or other requirements of any Governmental Authority, in each case as amended and in effect from time to time.

“Lease Assignment” has the meaning set forth in Section 1.5(a)(viii) of this Agreement.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest or similar encumbrance.

“Material Adverse Effect” means any event, occurrence, fact, effect, condition, or change that has had or would reasonably be expected to have a material adverse effect on (i) the Acquired Assets, considered as a whole, (ii) the Business, or (iii) the ability of the Selling Parties to consummate the Contemplated Transactions; ; provided, however, that for purposes hereof, such determination shall exclude any event, occurrence, fact, effect, condition, or change to the extent resulting from (A) general economic or political or governmental conditions or actions or inactions; (B) conditions generally affecting the recreational vehicle dealership industry; (C) any changes in financial or securities markets; (D) acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation or worsening thereof; (E) natural disasters, pandemics, epidemics, disease outbreaks, or other calamity, crisis or emergency or any governmental or other response to any of the foregoing; and (F) the taking of any action (or omitting to take action) to the extent required or permitted by this Agreement or consented to in writing by Buyer.

“New 2023 Towable RV Inventory” has the meaning set forth in Section 1.1(a)(ii) of this Agreement.

“New 2024 and New 2023 Motorized RV Inventory” has the meaning set forth in Section 1.1(a)(i) of this Agreement.

“New 2024 Towable RV Inventory” has the meaning set forth in Section 1.1(a)(ii) of this Agreement.

“New 2025 Motorized RV Inventory” has the meaning set forth in Section 1.1(a)(i) of this Agreement.

“New 2025 Towable RV Inventory” has the meaning set forth in Section 1.1(a)(ii) of this Agreement.

“New 2026 Towable RV Inventory” has the meaning set forth in Section 1.1(a)(ii) of this Agreement.

“New RV Inventory” means, collectively, (a) New 2026 Towable RV Inventory, (b) New 2025 Towable RV Inventory, (c) New 2024 Towable RV Inventory, (d) New 2023 Towable RV Inventory, (e) New 2025 Motorized RV Inventory and (f) New 2024 and New 2023 Motorized RV Inventory.

“Nonassignable Asset” has the meaning set forth in Section 1.10 of this Agreement.

“Outside Date” has the meaning set forth in Section 1.4(a) of this Agreement.

“Owner” has the meaning set forth in the preamble to this Agreement.

“Parts in Transit” has the meaning set forth in Section 1.7 of this Agreement.

“Party” or “Parties” have the meanings set forth in the preamble to this Agreement.

“PA&T” has the meaning set forth in Section 1.1(c) of this Agreement.

“Patents” means any and all foreign or United States patents and patent applications, including any divisions, continuations, continuations-in-part, substitutions, reexaminations, extensions or reissues thereof, whether or not patents are issued on such applications and whether or not such applications are modified, withdrawn or resubmitted.

“Permit” means any consent, license, franchise, permit or registration issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law, including Environmental Permits.

“Permitted Liens” means (i) Liens that arise out of Taxes not in default and payable without penalty or interest, or (ii) workmen’s, repairmen’s or other similar Liens arising or incurred by the operation of Law and in the ordinary course of business in respect of obligations which are not overdue.

“Person” means any natural person, business, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, joint venture, business enterprise, trust or other legal entity, including any Governmental Authority.

“Post-Execution RV Inventory” means any new or used (i) model motorized recreational vehicles or (ii) model towable recreational vehicles, in each case, acquired by any of the Selling Parties in accordance with Section 5.2(e) from and after the execution of this Agreement by the Parties and set forth on Schedule 1.1(a).

“Proceeding” means any judicial, administrative or arbitral action, suit, mediation, investigation or proceeding by or before a Governmental Authority.

“Purchase Price” has the meaning set forth in Section 1.3(a) of this Agreement.

“Real Estate Purchase Agreement” means that certain Real Estate Purchase Agreement, effective as of the date hereof, by and between Real Estate Seller, and MRV Las Vegas Property, LLC, a Nevada limited liability company, and/or assigns, as amended or otherwise modified from time to time.

“Real Estate Seller” has the meaning set forth in Section 5.3 of this Agreement.

“Release” or any variation thereof means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, exhausting or migration into or through the indoor or outdoor environment.

“Restricted Period” has the meaning set forth in Section 3.1 of this Agreement.

“RV Inventory” means, collectively, New RV Inventory, Used RV Inventory and Post-Execution RV Inventory.

“RV Inventory Amount” has the meaning set forth in Section 1.3(a) of this Agreement.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Covered Persons” has the meaning set forth in Section 6.2 of this Agreement.

“Seller Intellectual Property” has the meaning set forth in Section 1.2(h) of this Agreement.

“Seller Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA) for the benefit of any current or former director, officer, employee or consultant of Seller or any ERISA Affiliate, or with respect to which Seller or any ERISA Affiliate has or may have any liability, including any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other written or oral plan, Contract or arrangement involving direct or indirect compensation or benefits, including insurance coverage, severance or other termination pay or benefits, change in control, retention, performance, holiday pay, vacation pay, fringe benefits, disability benefits, pension, retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock purchase, restricted stock or stock units, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, maintained or contributed to by Seller or any ERISA Affiliate (or that has been maintained or contributed to in the last 6 years by Seller or any ERISA Affiliate) for the benefit of any current or former director, officer, employee or consultant of Seller or any ERISA Affiliate, or with respect to which Seller or any ERISA Affiliate has or may have any liability.

“Selling Party” and “Selling Parties” have the meanings set forth in the preamble to this Agreement.

“Tax” means: (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits, gross receipts or gross margin, (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (z) any requirement to turn over unclaimed property; (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group); and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other Person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Return” means any and all reports, returns, declarations, forms, claims for refund, elections, disclosures, estimates, information reports and statements supplied or required to be supplied to a Governmental Authority in connection with any Taxes, including any schedule or attachment thereto or amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 6.5 of this Agreement.

“Trade Secrets” means any and all trade secrets and other confidential information and know-how, including research records, processes, procedures, manufacturing formulae, know-how, technology, blue prints, designs, plans, drawings, specifications, inventions (whether patentable and whether reduced to practice), invention disclosures and improvements thereto.

“Trademarks” means any and all foreign or United States trademarks, service marks, trade dress, trade names, brand names, designs and logos, corporate names or product or service identifiers or other source identifiers, whether registered or unregistered, all registrations and applications for registration thereof and all of the goodwill connected or associated with the use of and symbolized by the foregoing.

“Transaction Expenses” means all of the fees and expenses of the Selling Parties payable in connection with the Contemplated Transactions, including (i) fees and expenses of counsel, advisors, brokers, investment banks, accountants, actuaries and experts engaged by or on behalf of any Selling Party or its respective Affiliates, including, without limitation, fees and expenses owing to the Broker, and (ii) any amounts payable to any current or former employee or contractor resulting from or arising out of the consummation of the transactions contemplated hereby (such as severance, termination, change of control or success bonuses).

“Transfer Taxes” has the meaning set forth in Section 7.15 of this Agreement.

“Used RV Inventory” has the meaning set forth in Section 1.1(a)(iv) of this Agreement.

B. Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Contracts. References herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed on any Schedule hereto, all such amendments, supplements or modifications must also be listed on such Schedule.

Dollars. Any reference in this Agreement to $ shall mean United States dollars.

Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Persons. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this paragraph is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.

The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[EXHIBITS INTENTIONALLY OMMITTED]